Exhibit 99.1

UROPLASTY REPORTS FISCAL THIRD QUARTER 2013
FINANCIAL RESULTS

~U.S. Sales of Urgent® PC increase by 37%~

~Company Signs Purchase Agreement with KP Select to Sell Urgent® PC and
Macroplastique® to Kaiser Permanente and its Affiliated Health Care Facilities~

~Several Private Payers Began Coverage of Urgent PC, including Health Net in California and Medica® in the Upper Midwest; Two Medicare Administrators Extended Length of Coverage for Urgent PC~

~Conference call today at 4:30 p.m. ET~

MINNEAPOLIS, MN, January 24, 2013 – Uroplasty, Inc. (NASDAQ: UPI), a medical device company that develops, manufactures and markets innovative proprietary products to treat voiding dysfunctions, today reported financial results for the third quarter of fiscal 2013 ended December 31, 2012.  The Company also announced the completion of a purchase agreement for both Urgent PC and Macroplastique with KP Select, Inc., which provides contract management services for all Kaiser Permanente and affiliated health care facilities.

Fiscal Third Quarter 2013 Financial Results

Global sales grew 5% to $5.6 million for the third quarter of fiscal 2013, compared with $5.3 million in the fiscal third quarter a year ago. Sales in the U.S. increased 15%, driven by a 37% increase in sales of the Urgent® PC Neuromodulation System.

The Company sold 3,501 lead set boxes to 620 active Urgent PC customers in the U.S. in the fiscal third quarter compared with 648 active customers and 3,576 lead set boxes sold during the fiscal second quarter.  This is the second consecutive year the Company has experienced a sequential quarterly flattening in these metrics, and management believes the decrease reflects the seasonal slowdown in initiation of treatments by new patients.

“Sales of Urgent PC in the fiscal third quarter ended December were affected by a slowdown in new patient volume during the holiday season that began in mid-November and persisted through the end of the calendar year,” said David Kaysen, President and CEO of Uroplasty. “However, we are optimistic about the product’s continued growth and expect the sales momentum to pick up in the fiscal fourth quarter, as new patients commit to the procedure and as we continue to make inroads into penetrating existing accounts and bringing in new customers.”

U.S. Urgent PC Sales in the fiscal third quarter of 2013 totaled $2.7 million, up from $2.0 million in the fiscal 2012 third quarter.  Macroplastique sales in the U.S. totaled $1.4 million in the recent fiscal third quarter, a decrease of 12% over the same quarter last year, reflecting the emphasis of sales representatives on driving sales of Urgent PC.

Net sales to customers outside of the U.S. for the fiscal third quarter totaled $1.5 million, a decrease of 16% from the fiscal third quarter last year.  Excluding the impact of fluctuations in foreign currency exchange rates, total sales outside the U.S. were down 14%.  Urgent PC sales outside of the U.S. were $556,000 compared with $581,000 in the prior fiscal year’s third quarter.

The Company reported a gross margin of 86.9% in the recent fiscal third quarter compared with 85.5% in the same quarter a year ago.  The operating loss of $677,000 in the fiscal third quarter compares with a $1.1 million operating loss in the same quarter last year. Excluding non-cash charges for share-based compensation and depreciation and amortization expense, the non-GAAP operating loss was $135,000 in the third quarter of fiscal 2013, compared with a $570,000 non-GAAP operating loss in the third quarter a year ago.  The decrease in operating loss was primarily attributable to the increase in sales, an improved gross margin, and a decrease in operating expenses.

Fiscal Nine Months 2013 Financial Results

For the nine-month period ended December 31, 2012, sales grew 13% to $16.9 million, reflecting a 25% increase in U.S. sales and an 11% decrease in sales outside the U.S.  In the U.S., sales of Urgent PC increased 45% to $8.0 million and Macroplastique sales increased 1% to $4.3 million.  At December 31, 2012, cash, cash equivalents and cash investments totaled $15.6 million

KP Select Purchase Agreement and Additional Expanded Coverage

The recently-completed purchase agreement with KP Select, Inc. for sales of Urgent PC and Macroplastique to Kaiser Permanente is a three-year contract and begins on March 1, 2013.  Kaiser Permanente provides services to more than nine million members in 10 states through 37 hospitals and 611 medical offices and clinics, though not all locations treat urinary incontinence.

“We are extremely excited about the new contract with Kaiser Permanente, which opens the door for us to provide both Urgent PC and Macroplastique to this world class organization, its physicians and members,” Mr. Kaysen continued. “We are looking forward to presenting both of our products to Kaiser Permanente locations that treat patients with urinary stress incontinence and overactive bladder.

“During the fiscal third quarter, we also received new or enhanced coverage decisions from several private payers and Medicare administrators. Health Net, one of the largest insurance payers in California; Medica®, a Minnesota-based private payer with coverage in the northern Midwest region of the country; and Health First of Florida began to cover percutaneous tibial nerve stimulation (PTNS) treatments. Additionally, two Medicare administrators – Noridian Administrative Services and Palmetto - have expanded coverage to two years based on recently published clinical studies that confirm the sustained therapeutic effects from continued PTNS treatments. These recent new agreements and treatment time expansions give us confidence in the outlook for continued strong growth of Urgent PC.”

R&D Initiatives

“We have made significant progress in our efforts to secure CE Mark approval for an implantable tibial nerve stimulator for the treatment of overactive bladder,” continued Mr. Kaysen. “This product is designed for patients who have successfully completed 12 weekly treatments using Urgent PC and can continue to receive the benefits of PTNS treatments in the comfort and privacy of their homes. We expect to submit an application for a CE Mark in late spring/early summer, which, if approved, would allow us to commercialize this product in Europe in the fall.”

General Outlook

“Looking forward, we anticipate a strong finish to fiscal 2013 and healthy momentum from Urgent PC sales going into the new fiscal year. While early in its implementation, our practice enhancement program, designed to help our physician customers find and treat patients with OAB, is demonstrating good potential. We continue to aggressively call on new urologists and related physicians in our coverage areas to educate them on the safety and efficacy benefits of Urgent PC. With our large base of positive payer coverage policies, experienced sales team and potential for increased penetration at existing accounts, we are well-positioned to grow.  Finally, the outlook for two new additional products - our implantable tibial nerve stimulator as well as an indication for use of Urgent PC in treating fecal incontinence in the United States – is very promising and offers potential for incremental future revenues. We are optimistic about the opportunities ahead for Uroplasty and our ability to drive revenue growth and improved operating results,” Mr. Kaysen concluded.

Conference Call

Uroplasty will host an audio conference call today at 3:30 pm Central, 4:30 pm Eastern, to review the financial results for the fiscal third quarter of 2013.  David Kaysen, President and Chief Executive Officer, and Medi Jiwani, Vice President, Chief Financial Officer and Treasurer, will host the call. Individuals wishing to participate in the conference call should dial 877-941-9205. An audio replay will be available for 30 days following the call at 800-406-7325 with the passcode 4589816#.

About Uroplasty, Inc.

Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom is a global medical company committed to offering transformative treatment options to specialty physicians.  Our products are designed to help providers change the lives of their voiding dysfunction patients and strengthen the efficiency of their practices. Our focus is the continued commercialization of our Urgent® PC Neuromodulation System, the only FDA-cleared system that delivers percutaneous tibial nerve stimulation (PTNS) for the office-based treatment of overactive bladder and associated symptoms of urgency, frequency and urge incontinence. We also offer Macroplastique®, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on the company and its products, please visit Uroplasty, Inc. at www.uroplasty.com.

Forward-Looking Information

This press release contains forward-looking statements that reflect our best estimates regarding future events and financial performance. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our anticipated results. We discuss in detail the factors that may affect the achievement of our forward-looking statements in our Annual Report on Form 10-K filed with the SEC.  In particular, we cannot be certain that we will ever achieve sustained profitability, that the rate of reimbursement for PTNS treatments will be adequate to justify the cost of our product, that other Medicare carriers or private payers will provide coverage for this treatment or that existing carriers and payers will not change their coverage decisions, that the rate of adoption of our products by new customers will continue, or that any of the other risks identified in our 10-K will not adversely affect our expectations as described in these forward-looking statements.

For Further Information:
Uroplasty, Inc.	EVC Group
David Kaysen, President and CEO, or	Jenifer Kirtland (Investors)
Medi Jiwani, Vice President, CFO, and	415.568.4887
Treasurer	Chris Gale (Media)
952.426.6140	646.201.5431

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2012	2011	2012	2011

Net sales	$5,590,431	$5,344,188	$16,877,394	$14,964,932
Cost of goods sold	734,171	776,538	2,264,721	2,245,440

Gross profit	4,856,260	4,567,650	14,612,673	12,719,492

Operating expenses
General and administrative	1,058,558	924,524	3,178,239	2,888,939
Research and development	533,867	586,439	1,695,841	1,499,070
Selling and marketing	3,725,530	3,902,952	11,424,407	11,366,969
Amortization	215,681	215,164	646,971	641,535
	5,533,636	5,629,079	16,945,458	16,396,513

Operating loss	(677,376)	(1,061,429)	(2,332,785)	(3,677,021)

Other income (expense)
Interest income	12,327	14,268	35,836	45,818
Interest expense	(12)	-	(12)	(57)
Foreign currency exchange gain (loss)	445	(11,025)	(3,432)	(14,304)
	12,760	3,243	32,392	31,457

Loss before income taxes	(664,616)	(1,058,186)	(2,300,393)	(3,645,564)

Income tax expense	12,708	9,352	35,812	31,768

Net loss	$(677,324)	$(1,067,538)	$(2,336,205)	$(3,677,332)

Basic and diluted loss per common share	$(0.03)	$(0.05)	$(0.11)	$(0.18)

Weighted average common shares outstanding:
Basic and diluted	20,798,997	20,718,347	20,768,632	20,678,865

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31, 2012	March 31, 2012

Assets
Current assets:
Cash and cash equivalents & short-term investments	$14,423,486	$11,854,127
Accounts receivable, net	2,463,572	2,704,434
Inventories	835,153	698,742
Other	433,790	363,639
Total current assets	18,156,001	15,620,942

Property, plant, and equipment, net	1,075,259	1,171,979
Intangible assets, net	303,349	945,880
Long-term investments	1,199,672	4,429,140
Deferred tax assets	117,122	122,872

Total assets	$20,851,403	$22,290,813

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$507,183	$593,585
Current portion – deferred rent	35,000	35,000
Income tax payable	7,098	17,892
Accrued liabilities:
Compensation	1,822,412	1,576,147
Other	346,851	316,995
Total current liabilities	2,718,544	2,539,619

Deferred rent – less current portion	14,405	42,043
Accrued pension liability	475,232	474,396

Total liabilities	3,208,181	3,056,058

Total shareholders’ equity	17,643,222	19,234,755

Total liabilities and shareholders’ equity	$20,851,403	$22,290,813

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended
	December 31
	2012	2011
Cash flows from operating activities:
Net loss	$(2,336,205)	$(3,677,332)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	864,227	832,309
Loss on disposal of equipment	3,035	6,475
Amortization of premium on marketable securities	39,551	27,210
Share-based consulting expense	1,623	4,125
Share-based compensation expense	608,953	498,906
Deferred income tax expense (benefit)	5,473	(4,698)
Deferred rent credit	(27,638)	(26,421)
Changes in operating assets and liabilities:
Accounts receivable, net	228,768	(374,068)
Inventories	(138,862)	(146,058)
Other current assets	(70,401)	(106,156)
Accounts payable	(82,514)	(82,491)
Accrued liabilities	267,083	356,589
Accrued pension liability, net	5,074	(25,428)
Net cash used in operating activities	(631,833)	(2,717,038)

Cash flows from investing activities:
Proceeds from maturity of held-to-maturity investments	5,000,000	3,500,000
Proceeds from maturity of available-for-sale investments	3,200,000	9,518,252
Purchases of held-to-maturity investments	(2,500,000)	(7,640,000)
Purchases of available-for-sale investments	(4,921,036)	(3,046,270)
Purchases of property, plant and equipment	(137,101)	(222,826)
Proceeds from sale of property, plant and equipment	7,038	-
Purchase of intangible assets	(4,440)	(77,738)
Net cash provided by investing activities	644,461	2,031,418

Cash flows from financing activities:
Net proceeds from exercise of options	150,000	208,825
Net cash provided by financing activities	150,000	208,825

Effect of exchange rate changes on cash and cash equivalents	(6,313)	(26,208)

Net increase (decrease) in cash and cash equivalents	156,315	(503,003)

Cash and cash equivalents at beginning of period	4,653,226	6,063,573

Cash and cash equivalents at end of period	$4,809,541	$5,560,570

Cash paid during the period for interest	$12	$57
Cash paid during the period for income taxes	42,319	31,307

Non-GAAP Financial Measures:  The following table reconciles our operating loss calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) to non-GAAP financial measures that exclude non-cash charges for share-based compensation, and depreciation and amortization expenses from gross profit, operating expenses and operating loss.  The non-GAAP financial measures used by management and disclosed by us are not a substitute for, or superior to, financial measures and consolidated financial results calculated in accordance with GAAP, and you should carefully evaluate our reconciliations to non-GAAP.  We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies.  Therefore, our non-GAAP financial measures may not be comparable to those used by other companies.  We have described the reconciliations of each of our non-GAAP financial measures described above to the most directly comparable GAAP financial measures.

We use these non-GAAP financial measures, and in particular non-GAAP operating loss, for internal managerial purposes and incentive compensation for senior management because we believe such measures are one important indicator of the strength and the operating performance of our business.  Analysts and investors frequently ask us for this information.  We believe that they use these measures to evaluate the overall operating performance of companies in our industry, including as a means of comparing period-to-period results and as a means of evaluating our results with those of other companies.

Our non-GAAP operating loss during the three months ended December 31, 2012 and 2011 was approximately $135,000 and $570,000, respectively.  Our non-GAAP operating loss during the nine months ended December 31, 2012 and 2011 was approximately $858,000 and $2.3 million, respectively.  The decrease in non-GAAP operating loss for the three months ended December 31, 2012 over the corresponding period a year ago is attributed to the increase in net sales and gross profit percent and the decrease in operating spending.  The decrease in non-GAAP operating loss for the nine months ended December 31, 2012 over the corresponding period a year ago is attributed to the increase in net sales and gross profit percent, which more than offset the increase in operating spending.

		Expense Adjustments
Three-Months Ended	GAAP	Share-based Expense	Depreciation	Amortization of Intangibles	Non-GAAP
December 31, 2012
Gross Profit	$4,856,000	$8,000	$8,000		$4,872,000
% of net sales	86.9%				87.2%
Operating Expenses
General and administrative	1,059,000	(146,000)	(50,000)		863,000
Research and development	534,000	(14,000)	(1,000)		519,000
Selling and marketing	3,725,000	(87,000)	(13,000)		3,625,000
Amortization	216,000			$(216,000)	-
	5,534,000	(247,000)	(64,000)	(216,000)	5,007,000

Operating Loss	$(678,000)	$255,000	$72,000	$216,000	$(135,000)

December 31, 2011
Gross Profit	$4,568,000	$6,000	$9,000		$4,583,000
% of net sales	85.5%				85.8%
Operating Expenses
General and administrative	925,000	(132,000)	(40,000)		753,000
Research and development	586,000	(11,000)	(2,000)		573,000
Selling and marketing	3,903,000	(62,000)	(14,000)		3,827,000
Amortization	215,000			$(215,000)	-
	5,629,000	(205,000)	(56,000)	(215,000)	5,153,000

Operating Loss	$(1,061,000)	$211,000	$65,000	$215,000	$(570,000)

		Expense Adjustments
Nine-Months Ended	GAAP	Share-based Expense	Depreciation	Amortization of Intangibles	Non-GAAP
December 31, 2012
Gross Profit	$14,613,000	$23,000	$26,000		$14,662,000
% of net sales	86.6%				86.9%
Operating Expenses
General and administrative	3,178,000	(340,000)	(146,000)		2,692,000
Research and development	1,696,000	(40,000)	(2,000)		1,654,000
Selling and marketing	11,425,000	(208,000)	(43,000)		11,174,000
Amortization	647,000			$(647,000)	-
	16,946,000	(588,000)	(191,000)	(647,000)	15,520,000

Operating Loss	$(2,333,000)	$611,000	$217,000	$647,000	$(858,000)

December 31, 2011
Gross Profit	$12,720,000	$16,000	$25,000		$12,761,000
% of net sales	85.0%				85.3%
Operating Expenses
General and administrative	2,889,000	(296,000)	(119,000)		2,474,000
Research and development	1,499,000	(30,000)	(8,000)		1,461,000
Selling and marketing	11,367,000	(161,000)	(39,000)		11,167,000
Amortization	642,000			$(642,000)	-
	16,397,000	(487,000)	(166,000)	(642,000)	15,102,000

Operating Loss	$(3,677,000)	$503,000	$191,000	$642,000	$(2,341,000)